SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)1
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155-20-3
Schedule 13G
Page 2 of 5 Pages
(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) David D. Hunting, Jr.

(2)	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(5)	Sole Voting Power	1,764,581** shares

(6)	Shared Voting Power	1,696,155 shares

(7)	Sole Dispositive Power	1,764,581** shares

(8)	Shared Dispositive Power	1,696,155 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,460,736 shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

(11)	Percent of Class Represented by Amount in Row 9
7.9%

(12)	Type of Reporting Person*
IN

** This number includes 11,684 Class A shares that are subject to options that the reporting person may exercise within 60 days after December 31, 2002.

CUSIP No. 858155-20-3
Schedule 13G
Page 3 of 5 Pages
Item 1(a).	Name of Issuer: Steelcase Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 901 44th Street Grand Rapids, Michigan 49508

Item 2(a).	Name of Person Filing: David D. Hunting, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o W. Michael Van Haren Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:		3,460,736 shares

	(b)	Percent of Class:		7.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	1,764,581 shares

		(ii)	Shared power to vote or to direct the vote	1,696,155 shares

		(iii)	Sole power to dispose or to direct the disposition of	1,764,581 shares

		(iv)	Shared power to dispose or to direct the disposition of	1,696,155 shares

The number of shares reported above includes 3,392,308 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, the reporting person may be deemed to beneficially own approximately 2.3% of the outstanding Class A Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in Item 4 above, 1,696,155 shares are held by a trust of which Mr. Hunting is not a trustee. These shares are reported because Mr. Hunting's wife is the trustee of this trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

CUSIP No. 858155-20-3
Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003	/s/ David D. Hunting, Jr. David D. Hunting, Jr. (Signature) /s/ Jeffrey A. Ott Jeffrey A. Ott, Attorney-in-Fact

LIMITED POWER OF ATTORNEY

                    The undersigned does hereby appoint W. MICHAEL VAN HAREN and JEFFREY A. OTT, or either of them, with full power of substitution, his attorneys and agents to do any and all acts and things and to execute and file any and all documents and instruments that such attorneys and agents, or either of them, consider necessary or advisable to enable the undersigned (in his individual capacity or in a fiduciary or other capacity) to comply with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with his sale of any security related to Steelcase Inc. (the "Company") pursuant to Rule 144 issued under the Securities Act and the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 13 or 16(a) of the Exchange Act including, without limitation, full power and authority to sign the undersigned's name, in his individual capacity or in a fiduciary or other capacity, to any report or statement on Schedules 13D or 13G and Forms 3, 4, 5 or 144, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact.

                    This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked.

Date: January 30, 2003	/s/ David D. Hunting, Jr. David D. Hunting, Jr.